Exhibit 2.1

FINAL EXECUTION VERSION

COMCAST/CHARTER TRANSACTIONS AGREEMENT

DATED AS OF APRIL 25, 2014

Parties	Charter Communications, Inc., a Delaware corporation (“Charter”) Comcast Corporation, a Pennsylvania corporation (“Comcast”)
Transaction Steps
Subject to the satisfaction of applicable conditions described below, at Closing and in the following sequence, as promptly as practicable following the Comcast-TWC Transaction:

•      Comcast will form a new entity (“SpinCo”) holding the assets and liabilities to be included in the spin-off transaction and described under “SpinCo Assets and Liabilities” below (the “Contribution”);

•      The parties will use reasonable best efforts to arrange, and SpinCo will use reasonable best efforts to incur, new indebtedness (“SpinCo Indebtedness”) in an amount equal to 5.00 times the 2014 EBITDA of the SpinCo Systems (as such term is defined by SpinCo’s financing sources for purposes of the financing), as described in more detail in Schedule 1, of which indebtedness:

o      to the extent there is basis in excess of the estimated amount of expenses to be reimbursed by SpinCo to Comcast as described on Schedule 1, an amount equal to such excess will be placed with third parties and such proceeds distributed (or, at Comcast’s election, an amount of cash in excess of such excess basis) to Comcast (the “Cash Dividend”), provided that the amount of the Cash Dividend shall be determined by Comcast in good faith with a view towards maximizing the Cash Dividend and minimizing any taxes to Comcast as a result of any potential payment relating back to the Spin-Off for federal income tax purposes; and

o      the remainder of such indebtedness will be placed with Comcast, which will then effect a bank-intermediated debt-for-debt exchange (the “Debt-for-Debt Exchange”);

•      Comcast will distribute all of  SpinCo’s shares to the holders of outstanding shares of Comcast common stock (pro forma for the Comcast acquisition of Time Warner Cable Inc. (“TWC”) (the “Comcast-TWC Transaction”) (the “Spin-Off”);

o      At Comcast’s election, the separation will be accomplished through an exchange offer by Comcast to exchange stock of SpinCo for outstanding shares of Comcast common stock, provided that in no event shall such election result in a reduction in the number of SpinCo shares received by New Charter in the Merger.

•      A newly formed, wholly owned subsidiary of CCH I, LLC, a wholly owned subsidiary of Charter (CCH I, LLC being referred to herein as “New Charter”), will merge with and into Charter with the effect that all shares of Charter shall become shares of New Charter (the “Charter Reorganization”).  Immediately prior to the Charter Reorganization, New Charter shall convert into a corporation;

•      Another newly formed, wholly owned subsidiary of New Charter (“Merger Sub”) will merge with and into SpinCo, with SpinCo surviving (the “Merger”).

o      In the Merger, New Charter shall receive a number of SpinCo shares in an amount equal to the maximum percentage of SpinCo shares as may be received without causing the shareholders of Comcast immediately prior to consummation of the Comcast-TWC Transaction (the “Historic Comcast Shareholders”) to own less (within the meaning of Section 355(e)) on a direct basis than the Comcast Shareholder Percentage (such percentage, the “SpinCo Percentage”), provided, however, that, at Charter’s election and with Comcast’s consent (such election to be considered by Comcast in good faith with a view towards ensuring the Intended Tax Treatment of the Transactions, and taking into account any IRS Ruling), the SpinCo Percentage shall be calculated by taking into account the 355(e) Look-Through Rule (partially or to the full extent permitted))1; and

o      In the Merger, SpinCo holders shall receive New Charter shares (the “Merger Consideration”) in the aggregate equal in value to the product of (x) the sum of (1) the excess of (A) 7.125 times the Carveout 2014 EBITDA of the SpinCo Systems over (B) the amount of SpinCo Indebtedness as of Closing (excluding the amount of SpinCo Indebtedness

1 The “355(e) Look-Through Rule” means the rules of Code Section 355(e)(3)(A)(iv) and Code Section 355(e)(4)(C), and “IRS Ruling” means a private letter ruling delivered by the IRS in form and substance reasonably acceptable to Comcast.  The 355(e) Look-Through Rule, if applied, shall be applied in the manner agreed by the parties or pursuant to the IRS Ruling, as applicable.  For illustrative purposes only, were the Transactions effected as of the date hereof  using the outstanding shares of Comcast as of 3/31/14 and TWC as of 2/10/14, it is estimated that the SpinCo Percentage would be approximately 33%  (not giving effect to the 355(e) Look-Through Rule).

incurred to pay expenses and reimbursements, in each case in cash or in SpinCo securities ), (2) the amount of SpinCo Financing Expenses incurred by Comcast and not reimbursed by SpinCo and (3) the fair market value of the SpinCo Non-System Assets times (y) the percentage of SpinCo’s outstanding shares owned by New Charter immediately after the Merger, such New Charter shares to be valued based on the 60-calendar-day VWAP of Charter shares ending on the last trading day prior to Closing (the “Charter Share Valuation”);

Notwithstanding anything herein to the contrary, the Historic Comcast Shareholders shall, following the Merger, own no less than a 50.75% interest, within the meaning of Section 355(e), in SpinCo (at Charter’s election, and with Comcast’s consent (such election to be considered by Comcast in good faith with a view towards ensuring the Intended Tax Treatment of the Transactions, and taking into account any IRS Ruling), taking into account, partially or to the full extent permitted, the 355(e) Look-Through Rule) (the “Comcast Shareholder Percentage”) (and, for the avoidance of doubt, all shareholders of Comcast immediately prior to the Merger, including shareholders who were shareholders of TWC immediately prior to consummation of the Comcast-TWC Transaction, shall be treated pro rata in the Merger). The parties agree to work in good faith to determine the appropriate methodology for calculating the SpinCo Percentage and Comcast Shareholder Percentage.

SpinCo shall not issue any options or other rights to purchase equity, securities or other instruments convertible into equity (to employees of SpinCo or otherwise), until after such time as the Merger Consideration has been calculated and paid;

•      Charter shall exchange with Comcast the assets and liabilities described under “Swap Assets and Liabilities” below in a tax-free like-kind exchange (the “Swap”); and

•      Charter shall acquire the assets and liabilities described under “Taxable Purchase Assets and Liabilities” below in a taxable asset purchase (the “Taxable Purchase,” and, with the Contribution,  the Cash Dividend, the Debt-for-Debt Exchange, the Spin-Off, the Merger, the Charter Reorganization and the Swap, collectively the “Transactions”).

SpinCo Assets and Liabilities
Comcast shall transfer to SpinCo the following assets (collectively, the “SpinCo Assets”):

•      the systems currently owned by Comcast in the DMAs or sections of DMAs set forth under the ‘Comcast’ heading on Schedule 2

(the “SpinCo Footprint”) and their actual subscribers, and all other assets (including employees) primarily related thereto (the “SpinCo Systems”), and

•      all other investments and businesses of Comcast related primarily to the cable system operations in the SpinCo Footprint (the “SpinCo Non-System Assets”), provided that any local news networks related primarily to the cable systems operations in the SpinCo Footprint shall be deemed part of the SpinCo Systems and not the SpinCo Non-System Assets.

Immediately after Closing, SpinCo will have only the following liabilities (collectively, the “SpinCo Liabilities”):

•      all liabilities (other than any pre-Spin-Off income, income-based franchise or similar income-based tax liabilities) primarily related to the SpinCo Assets or to cable systems operations in the SpinCo Footprint, which for the avoidance of doubt:

(i)    will include without limitation the portion of payroll, pension, and other compensation and benefits liabilities to the extent related to the current and former employees of the businesses included in the SpinCo Assets,

(ii)   will not include any liabilities arising from any litigation against defendants that include any person or entity that is not included in the SpinCo Assets that is pending as of the closing that is related to both the SpinCo Assets and the Retained Assets (e.g., a claim against Comcast involving, in whole or in part, both SpinCo Assets and Retained Assets will be retained by Comcast and will not be a SpinCo Liability),

(iii)  will not include any liabilities of any entities wholly owned, directly or indirectly, by Comcast, TWC or their respective affiliates, in those instances in which those entities are included in the SpinCo Assets, other than to the extent that such liabilities would have been SpinCo Liabilities if held directly by Comcast, and

(iv)  for the avoidance of doubt, shall include the SpinCo Indebtedness, any liabilities of SpinCo whose incurrence is expressly contemplated by this Agreement and ordinary and typical liabilities incurred by SpinCo in connection with the organization and establishment of a publicly listed company (e.g., the obligation to pay franchise taxes, obligations as an Exchange Act filer and a listed company, new employee benefit obligations, etc.).

It is understood and agreed that any assets associated with any

SpinCo Liabilities will constitute SpinCo Assets to the extent related to such liabilities (e.g., in the case of pension liabilities included in the SpinCo Liabilities, pre-funded pension accounts will constitute SpinCo Assets to the extent related to such liabilities).

Comcast will retain all other assets and liabilities (the “Retained Assets” and “Retained Liabilities”, respectively).

At all times prior to Closing, Comcast shall cause SpinCo to operate in the ordinary course in all material respects and to maintain a normalized working capital amount (it being understood, for the avoidance of doubt, that SpinCo working capital shall exclude cash and cash equivalents).

In the event Closing occurs before audited SpinCo financial statements for fiscal year 2014 are made available to Charter, there shall be a true up of the Merger Consideration following Closing between Comcast and SpinCo (which true-up shall be based solely on the difference between estimated and actual Carveout 2014 EBITDA (as calculated pursuant to the provisions of “Terms Used in This Agreement”) of the SpinCo Systems and shall otherwise be calculated using the same inputs as described above).  The true up shall be subject to the dispute resolution procedures described under “Dispute Resolution Procedures” below.  In the event of any true up payment from SpinCo to Comcast or from Comcast to SpinCo, SpinCo or Comcast (as applicable) shall make such payment to the other person as soon as practicable, and in any event not later than six months following final resolution of the amount of such payment, provided that interest shall accrue on any such payment at a rate of 5% per annum starting 10 business days after final resolution of the amount of such payment.

Tax Sharing
SpinCo, Comcast and, solely for the purpose of its covenant and indemnification obligation in respect of the New Charter Tax Standstill pursuant to clause (i) below, New Charter shall enter into a customary tax sharing agreement, which shall provide that Comcast shall indemnify SpinCo for pre-closing income taxes of SpinCo and Comcast (including for the avoidance of doubt, any Spin-Off Taxes of Comcast for which Comcast is not indemnified pursuant to clause (i) or (ii) below), that New Charter and SpinCo shall indemnify Comcast for certain spin-off and other separation taxes  and that Comcast shall indemnify SpinCo for certain spin-off (or other separation) related taxes resulting from the breach of customary representations, covenants and agreements, as well as other customary tax allocation and procedural matters.

For the avoidance of doubt, the tax sharing agreement shall provide that:

i.      From and until the second anniversary of Closing (or otherwise pursuant to a “plan” within the meaning of

Code Section 355(e)), New Charter shall not take any action that would result in (i) New Charter holding (or being treated as holding) SpinCo shares in excess of the SpinCo Percentage  or (ii) to the extent the 355(e) Look-Through Rule is taken into account in determining the SpinCo Percentage, the Historic Comcast Shareholders owning less (within the meaning of Code Section 355(e) and taking into account the 355(e) Look-Through Rule) than the Comcast Shareholder Percentage (in the case of clause (ii), other than any action permitted by an IRS Ruling) (the “New Charter Tax Standstill”).  In the event that Comcast is subject to any Spin-Off Taxes due to a violation of the New Charter Tax Standstill by New Charter, New Charter shall indemnify Comcast (on an after-tax basis) with respect to such Spin-Off Taxes, provided that such indemnification shall be structured in the most tax-efficient manner possible and shall be without duplication of any amounts for which Comcast has received indemnification from any other party.

ii.     From and until the second anniversary of Closing (or otherwise pursuant to a “plan” within the meaning of Code Section 355(e)), SpinCo shall not take any action that would result in (i) New Charter holding (or being treated as holding) SpinCo shares in excess of the SpinCo Percentage or (ii) to the extent the 355(e) Look-Through Rule is taken into account in determining the SpinCo Percentage, the Historic Comcast Shareholders owning less (within the meaning of Code Section 355(e) and taking into account the 355(e) Look-Through Rule) than the Comcast Shareholder Percentage (in the case of clause (ii), other than any action permitted by an IRS Ruling) (the “SpinCo Tax Standstill”).  In the event that Comcast is subject to any Spin-Off Taxes due to any action of any person (other than (i) any action of Comcast or its affiliates (including the Chairman and Chief Executive Officer of Comcast for this purpose), and (ii) any action of any person with respect to Comcast) following the Spin-Off that is not described in the foregoing clause (i), including the Merger, the actions contemplated under “SpinCo Governance” or a violation of the SpinCo Tax Standstill by SpinCo, SpinCo shall indemnify Comcast (on an after-tax basis) with respect to such Spin-Off Taxes without duplication of any amounts for which Comcast has received indemnification from any other party, provided, however, that (A) if Comcast has a claim in respect of such Spin-Off Taxes against Liberty Media Corporation (“Liberty”) under the Voting Agreement between Comcast and Liberty entered into as of the date hereof and no SpinCo action shall have contributed to such Spin-Off Taxes, Comcast shall first have taken reasonable best efforts to pursue and exhaust any and all recourse available to Comcast against Liberty and (B) if both a SpinCo action and the action of another person gives rise to such Spin-Off Taxes, then Comcast shall pursue its available recourses against SpinCo and such other person.2

iii.    In the event that the Spin-Off fails to qualify as tax-free to Comcast under Code Section 355 and/or the Debt-for-Debt Exchange fails to qualify as tax-free to Comcast under Code Section 361 and Comcast has not been indemnified for the Spin-Off Taxes arising from such failure, SpinCo shall pay Comcast for the value of the Tax Benefit (as applied to the Basis Step Up in respect of the Spin-Off) as a result of the step-up in basis as a consequence of such failure, (x) upon filing its tax return for each of the first eight taxable years (or portions of) ending following the closing, pursuant to the principles of clause (A) of Annex B and (y) upon filing its tax return for the Final Year, pursuant to the principles of clause (B) of Annex B, but using the Projection Assumption instead of the Valuation Assumption, provided, that SpinCo shall not intentionally take any action to delay the recognition of any Tax Benefit, and provided further, that, only depreciation and amortization that is allowable at such time shall be taken into account.  Comcast shall make a timely protective election under Section 336(e) with respect to the Spin-Off.

For purposes of the tax sharing agreement: (i) “Spin-Off Taxes ” means any taxes resulting directly from the Contribution, Spin-Off and Debt-for-Debt Exchange failing to qualify as tax-free under Code Sections 355, 361 and/or 368, in whole or in part, (ii) “Projection Assumption” means the assumption that, in each taxable year following the Final Year, SpinCo will generate an amount of taxable income as determined pursuant to the good faith best estimates of SpinCo management and as certified to Comcast by the Chief Financial Officer of SpinCo, and (iii) actions of any

1 For the avoidance of doubt, any Spin-Off and other separation related taxes arising as a result of the application of Code Section 355(e) due to the fact that any information provided by Comcast (e.g., related to the number of SpinCo shares issued to historic Comcast shareholders and historic TWC shareholders) is incorrect shall not be allocated to SpinCo but instead shall be allocated to Comcast.

subsidiary of New Charter, including Charter (but for the avoidance of doubt, excluding SpinCo), shall be considered actions of New Charter.
SpinCo Governance
Immediately prior to the Merger, the board of SpinCo shall consist of a classified board of 6 directors, separated into 3 classes, selected as follows:
•      3 independent directors selected by Comcast, each to be reasonably acceptable to Charter, each of which shall be in a separate class of directors;

•      3 independent directors selected by Comcast from a list of potential nominees provided by Charter, each of which shall be in a separate class of directors, provided that if there are not 3 candidates on such list that are reasonably acceptable to Comcast, Charter shall submit lists of additional candidates to Comcast until 3 candidates that are reasonably acceptable to Comcast have been identified to serve.

Immediately prior to the Merger, the board of Merger Sub shall consist of 3 directors selected by Charter, who are currently expected to be officers and/or directors of Charter.

Pursuant to the Merger, the board of SpinCo shall be increased by 3 persons (to be 9 directors total), and the 3 directors of Merger Sub shall be added to the board of SpinCo, in order to fill such vacancies.  Immediately following the Merger, each separate class of directors shall initially be comprised of one Merger Sub director, one director selected pursuant to the first bullet point above and one director selected pursuant to the second bullet point above.

Furthermore, pursuant to the Merger, the officers of Merger Sub (selected by Charter after consultation with Comcast), each of whom shall be appropriately qualified for the applicable position and shall reasonably meet any applicable requirements set forth on the Governance, Management and Services Framework set forth on Annex A, shall become the officers of SpinCo immediately following the Merger and shall have customary indemnification agreements from SpinCo, provided that, as of immediately following the Merger, such officers shall be employees at will and, for the avoidance of doubt, may be terminated by the board of SpinCo at any time, with or without cause.

Following the Merger, each committee of the board of SpinCo (other than any committee of independent directors required by applicable law or stock exchange rules) shall be comprised of 3 directors, who shall all be from the same class of directors, unless a majority of the independent directors on the SpinCo board determine (based on the advice of counsel)

that a committee comprised of 3 directors from the same class of directors would be inappropriate as a result of a conflict of interest. Except for customary matters to be acted on by any committee that is otherwise comprised as required by applicable law or stock exchange rules, any committee that is not comprised of 3 directors of the same class may operate only in an advisory capacity to the Board; provided that any committee that is not so comprised as a result of a conflict of interest will be permitted to retain advisors.

In addition, immediately following the Merger, SpinCo and Charter shall enter into a services agreement (the “Services Agreement”) pursuant to which Charter shall provide those services to SpinCo set forth in Appendix A to the Governance, Management and Services Framework set forth on Annex A, such services to be provided at actual, economic cost (with such economic cost reflecting (x) in the case of operational services such as a call center or network operation center (“Operational Services”) (excluding services provided via the inclusion of SpinCo under a third party contract), allocation of overheads directly related to providing such services, but not including overheads relating to employees at the Senior Vice President level or above and (y) in the case of Operational Services provided from a common location to both Charter and SpinCo, an appropriate proportional allocation basis (e.g., number of subscribers or work orders)), and in all cases without any markup (the "Shared Services Cost").  In addition, Charter shall receive a quarterly payment equal to 4.25% of SpinCo quarterly gross revenues to be paid to Charter in arrears (the “Services Fee”).  The Services Agreement shall have an initial term of three years.  The Services Agreement shall automatically renew for additional one-year terms, unless either party gives notice of non-renewal at least one year prior to the end of the three-year initial term (or one year prior to the end of any renewal term).  The Services Agreement shall also be terminable by either party for customary cause events.

Following Closing, SpinCo shall keep employees and operations intact as necessary to qualify for the Intended Tax Treatment of the Transactions.  In those markets in which SpinCo has a larger field operations presence than Charter, if agreed by SpinCo and Charter, SpinCo may also provide services to Charter at the Shared Services Cost (as calculated for SpinCo).  Subject to the requirements regarding approval of affiliate transactions set forth under “Future SpinCo Transactions,” SpinCo may modify such cost methodology mutually and reciprocally with Charter.

All shares of SpinCo shall be of a single class carrying one vote per share.

SpinCo Organizational Documents
The organizational and other governance documents of SpinCo that will be in effect immediately following the Merger shall be in a form reasonably acceptable to Charter, and such documents shall (x) provide that

SpinCo’s certificate of incorporation may not be amended without the affirmative vote of 60% of SpinCo’s shareholders (or, with respect to the Tax Standstill Governance Provisions, as set forth below), (y) as applicable, contain terms consistent with the provisions hereof (e.g., classification and size of SpinCo board and composition of committees), and (z) provide that SpinCo shall not take any action during the duration of the Tax Standstill that would cause the Historic Comcast Shareholders to own less (within the meaning of Code Section 355(e)) than the Comcast Shareholder Percentage (clause (z) being referred to herein as the “Tax Standstill Governance Provisions”).

To the fullest extent permitted by law, Comcast shall be a third-party beneficiary of the Tax Standstill Governance Provisions.  In addition, amendment of the Tax Standstill Governance Provisions shall require the affirmative vote of 80% of SpinCo’s shareholders and the affirmative vote of 80% of the members of the SpinCo board.

Future SpinCo Transactions
Charter Purchase Restriction: From and after the second anniversary of Closing until the fourth anniversary of Closing, New Charter and its controlled affiliates shall not acquire beneficial ownership (as such term is defined pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”)) of any additional SpinCo shares if such acquisition would result in New Charter and its controlled affiliates beneficially owning in excess of 49% of the then-outstanding shares of SpinCo at such time (the “New Charter Ownership Cap”), other than any purchase in a transaction that is approved by: (i) a majority of the independent members of the SpinCo board; or (ii) a majority of SpinCo shareholders (other than New Charter).  From and after the second anniversary of Closing until the fourth anniversary of Closing, SpinCo shall not take any action that would result in an increase in the percentage of outstanding shares of SpinCo owned by New Charter above the New Charter Ownership Cap (e.g., a repurchase of shares by SpinCo), other than any action that is approved by a majority of the independent members of the SpinCo board.   For the avoidance of doubt, no increase in the percentage of outstanding shares of SpinCo owned by New Charter without the acquisition of beneficial ownership of SpinCo shares by New Charter (e.g., because of a repurchase of shares by SpinCo) shall be deemed to be a breach of the first sentence of this paragraph.

New Charter and its controlled affiliates shall not be subject to any restriction on holding, acquiring or transferring SpinCo shares or other equity other than as set forth in the prior sentence, and SpinCo shall not adopt any shareholder rights plan or similar plan or agreement (or amend or modify any such plan or agreement) or adopt or approve any charter or by-law provision, in each case, the purpose or effect of which is to restrict or limit New Charter’s or its controlled affiliates’ ability to take any actions not inconsistent with the restrictions set forth in the prior sentence (provided that, for the avoidance of doubt, this section shall not be interpreted to prohibit SpinCo’s ability to restrict the acquisition of shares by persons other than New Charter and its controlled affiliates in a manner that does not specifically prohibit persons from acquiring shares from New Charter or its controlled affiliates).

The purchase restrictions on New Charter and its controlled affiliates set forth in this section shall terminate and be of no further force and effect in the event: (x) a party other than New Charter or its affiliates (which term includes, for the avoidance of doubt, Liberty and its affiliates, including Liberty Interactive Corporation and any “Related Entity” (as defined in the voting agreement entered into by Liberty and Comcast in connection with entry into this Agreement)) enters into a definitive agreement providing for such party’s acquisition of at least 25% of the assets or equity of SpinCo or commences a bona fide tender or exchange offer for at least 25% of SpinCo’s then-outstanding shares, (y) any person or group (within the meaning of the Exchange Act) other than New Charter or its affiliates (which term includes, for the avoidance of doubt, Liberty or its affiliates, including Liberty Interactive Corporation and any Related Entity) acquires beneficial ownership of 15% or more of the then-outstanding shares of SpinCo at such time or (z) New Charter and its controlled affiliates cease to beneficially own in excess of 15% of the then-outstanding shares of SpinCo or at any time beneficially own at least 90% of the then-outstanding shares of SpinCo as a result of acquisitions in compliance with the purchase restrictions of this section; provided that, in the case of clause (x), in the event the transaction related to such matter has not occurred and has been terminated within 12 months of the date on which the purchase restrictions terminated (or is terminated at any time after such 12 month period), then the purchase restrictions shall thereafter resume and continue to apply in accordance with the terms of this section, provided, however, that if, at such time, the beneficial ownership of New Charter and its controlled affiliates as a percentage of the then-outstanding shares of SpinCo shall be in excess of the New Charter Ownership Cap, the term “New Charter Ownership Cap” shall be deemed to be such greater percentage beneficial ownership.

If SpinCo becomes insolvent or becomes the subject of bankruptcy proceedings, the foregoing shall not restrict New Charter or its controlled affiliates from seeking to enforce its rights and otherwise obtain recourse as a creditor of SpinCo.

Comcast Purchase Restriction:  From and after Closing until the eighth anniversary of Closing, none of Comcast or its controlled affiliates shall acquire beneficial ownership of any SpinCo shares if such acquisition would result in Comcast and its controlled affiliates beneficially owning in excess of 1% of the then-outstanding shares of SpinCo at such time, provided that in the event such ownership in excess of 1% is in a purely de minimis amount or on a purely transitory basis, Comcast (or its applicable affiliate) shall be able to cure such violation by disposing of SpinCo shares to cause its compliance. If SpinCo becomes insolvent or becomes the subject of bankruptcy proceedings, the foregoing shall not restrict Comcast or its controlled affiliates from seeking to enforce its rights and otherwise obtain recourse as a creditor of SpinCo.

Affiliate Transactions:  New Charter and its affiliates shall not enter into any transaction with SpinCo other than: (x) any transaction pursuant to any agreement in place at the Closing; (y) any  transaction that has been approved by a majority of the independent directors of SpinCo; or (z) any transaction on arms-length terms with a value of $10 million or less.

Swap Assets and Liabilities
The systems currently owned by TWC or Charter in the DMAs or sections of DMAs set forth under the ‘Total TWC’ and ‘Charter’ headings, respectively, on Schedule 2 shall be conveyed in the Swap or, solely in the case of systems owned by TWC, the Taxable Purchase.  The division of such assets between the Swap and the Taxable Purchase shall be determined by the parties on the basis of achieving the most tax efficient result in the aggregate (the “Schedule 2 Division”), which determination shall be completed as promptly as practicable after the date of this agreement, but no later than the date the Long-Form Agreements are executed.

To the extent determined to be part of the Swap by the parties as part of the Schedule 2 Division, Comcast shall convey the systems currently owned by TWC in the DMAs or sections of DMAs set out on Schedule 2 (the “Comcast Swap Footprint”) and their actual subscribers, and all other assets (including employees) primarily related thereto (the “Comcast Swap Systems”), in exchange for the systems currently owned by Charter in the DMAs or sections of DMAs set out on Schedule 2 (the “Charter Swap Footprint”) and their actual subscribers, and all other assets (including employees) primarily related thereto (the “Charter Swap Systems”), as provided below.

The assets and liabilities transferred by Comcast in the Swap will include assets and liabilities related to the Comcast Swap Footprint to the same extent as such assets or liabilities would be included in the SpinCo Assets or SpinCo Liabilities if the Comcast Swap Footprint were in the SpinCo Footprint (such assets and liabilities to be referred to as the “Comcast Swapped Assets” and the “Comcast Swapped Liabilities”).  Likewise, the assets and liabilities transferred by Charter in the Swap will include assets and liabilities related to the Charter Swap Footprint to the same extent as such assets or liabilities would be included in the SpinCo Assets or SpinCo Liabilities if the Charter Swap Footprint were in the SpinCo

Footprint (such assets and liabilities to be referred to as the “Charter Swapped Assets” and the “Charter Swapped Liabilities”).

The Swap shall be completed as an exchange of property to which Section 1031 of the Code applies.  For the avoidance of doubt, the like-kind exchange shall be done on a debt-free basis, with all systems delivered with normalized working capital at Closing, and a cash equalization payment shall be made to the extent of any difference in the Carveout 2014 EBITDA of the systems on each side of the Swap multiplied by 7.125.  Following the Closing, there shall be true ups between Comcast and Charter with respect to the Comcast Swap Systems and the Charter Swap Systems, based on the product of (a) Carveout 2014 EBITDA of the Comcast Swap Systems or the Charter Swap Systems, as applicable, multiplied by (b) 7.125, as well as true ups based on any net working capital variance in respect of either the Comcast Swap Systems or the Charter Swap Systems (based on an agreed amount of normalized target working capital in each case).  The true ups shall be subject to the dispute resolution procedures described under “Dispute Resolution Procedures” below.

The Swap shall be effected through a “qualified intermediary” engaged by the parties to effectuate a like-kind exchange under Code Section 1031.

Taxable Purchase Assets and Liabilities
To the extent determined by the parties as part of the Schedule 2 Division, Comcast shall convey the systems currently owned by TWC in the DMAs or sections of DMAs set out on Schedule 2 (the “Taxable Purchase Footprint”) and their actual subscribers, and all other assets (including employees) primarily related thereto (the “Taxable Purchase Systems”), for the consideration described under “Taxable Purchase Consideration” below.

The assets and liabilities transferred by Comcast in the Taxable Purchase will include assets and liabilities related to the Taxable Purchase Footprint to the same extent as such assets or liabilities would be included in the SpinCo Assets or SpinCo Liabilities if the Taxable Purchase Footprint were in the SpinCo Footprint (such assets and liabilities to be referred to as the “Taxable Purchase Assets” and the “Taxable Purchase Liabilities”).   Taxable Purchase Assets that would constitute SpinCo Non-Systems Assets if they were included in the SpinCo Assets are referred to as “Taxable Purchase Non-System Assets.”

The allocation of the consideration payable in the Taxable Purchase shall be determined pursuant to a third party valuation performed by an independent appraisal firm selected by Charter and which appraisal firm is reasonably acceptable to Comcast (the “Final Allocation”), provided that Comcast shall not be required to take any position on a tax return consistent with such allocation if Comcast in good faith believes such position would be inconsistent with any other position taken by Comcast on a tax return.
Taxable Purchase Consideration
The consideration payable in the Taxable Purchase shall be the sum of (1) the product of (x) Carveout 2014 EBITDA of the Taxable Purchase Systems multiplied by (y) 7.125 and (2) the fair market value of the Taxable Purchase Non-System Assets; and such consideration shall be payable by Charter in cash.
Following the Closing there shall be a true up between Comcast and Charter based on the product of (a) Carveout 2014 EBITDA of the Taxable Purchase Systems multiplied by (b) 7.125, as well as a true up based on any net working capital variance  (based on an agreed amount of normalized target working capital).  The true ups shall be subject to the Dispute Resolution Procedures.
In addition, Charter shall pay Comcast for the value of the step-up as provided in Annex B.

Dispute Resolution Procedures
The true ups shall be subject to customary dispute resolution procedures (the “Dispute Resolution Procedures”), including the following:
•      Comcast, Charter and/or SpinCo, as applicable, shall deliver final reports with respect to Carveout 2014 EBITDA of the relevant systems and the relevant net working capital (if applicable) by the later of (a) April 15, 2015 and (b) the 30th day following Closing,

•      The other party shall have a 30-calendar-day period following delivery of the report to review, have accountants verify, and give notice of any objections with respect to the report,

•      If notice of an objection is delivered within the 30-calendar-day review period, the parties shall have a 20–calendar-day period to negotiate with respect to such dispute, and

•      If the parties are not able to resolve such dispute within the 20-calendar-day negotiation period, the amounts in dispute shall be subject to customary review and resolution by an independent accountant selected from a list of accounting firms of recognized national standing to be agreed by the parties; provided that if, at such time, the parties have not been able to agree a list of accounting firms for this purpose, then each of the parties shall select one independent accountant of recognized national standing, and those two accountants shall select a third, independent accountant of recognized national standing to review and resolve the amounts in dispute.  Any amounts in dispute resolved by the independent accountant shall not be resolved in a manner more favorable to a party than the terms proposed by such party.
Conditions
Completion of each Transaction shall be subject to

•      completion of the Comcast-TWC Transaction,

•      receipt of FCC and DOJ approvals for each of the Transactions without the imposition of a “Charter/Comcast Burdensome Condition” (as defined below),

•      receipt of franchise approvals for each of the Transactions (subject to thresholds for approvals or absence of approval requirements covering (x) 80% of video subscribers, with such threshold determined with respect to the Comcast Swap Systems and the Taxable Purchase Systems in the aggregate, and (y)  85% of video subscribers, with such threshold determined separately with respect to each of (1) the SpinCo Systems and (2) the Charter Swap Systems),

•      receipt of all required PUC approvals for each of the Transactions, without the imposition of a “Charter/Comcast Burdensome Condition”,

•      requisite vote of Charter stockholders (Comcast shall provide stockholder consent as SpinCo’s sole shareholder),

•       absence of injunction or legal impediment on any of the Transactions,

•      accuracy of representations and warranties with respect to each of the Transactions,

•      opinions of counsel as to the tax-free nature of (i) the Contribution and Spin-Off, (ii) the Debt-for-Debt Exchange and (iii) the Merger and the Charter Reorganization, taken together, in each case based on customary representations of the parties (the “Tax Opinions”),

•      performance of covenants with respect to each of the Transactions (including TWC covenants with respect to the applicable Comcast Swapped Assets through the closing of the Comcast-TWC Transaction),

•      with respect to Charter’s obligations, absence of a material adverse change with respect to the SpinCo Assets, SpinCo Liabilities, Comcast Swapped Assets , Comcast Swapped Liabilities, Taxable Purchase Assets and Taxable Purchase Liabilities, taken as a whole,

•      with respect to Comcast’s obligations, absence of a material adverse change with respect to the Charter Swapped Assets and Charter Swapped Liabilities, taken as a whole

•      with respect to Comcast’s obligations, absence of a Material Adverse Effect with respect to Charter (with the term “Material Adverse Effect” to be defined to mirror the term “Company Material Adverse Effect” in the Comcast-TWC merger agreement, as appropriately supplemented and/or adjusted to reflect the Transactions),

•      with respect to Charter’s obligations, absence of the assertion by Charter’s financing sources for the Taxable Purchase of a Material Adverse Effect with respect to Charter (with the term “Material Adverse Effect” to be defined to mirror the term “Company Material Adverse Effect” in the Comcast-TWC merger agreement, as appropriately supplemented and/or adjusted to reflect the Transactions),

•      listing of the SpinCo shares, and

•      effectiveness of registration statement for New Charter shares to be issued in the Merger and approval of listing on the NASDAQ.

Completion of the Swap (but, for the avoidance of doubt, no other Transactions) shall be further subject to the absence of a change in law that would cause the Swap to not be treated as a tax-free exchange of property under Code Section 1031.  In the event of such a change in law, the parties shall reasonably cooperate to restructure the Transactions in order to achieve the intended benefits of the Transactions (including the Swap).

Where the above closing conditions have corresponding closing conditions in the Comcast-TWC Transaction, such closing conditions will mirror such corresponding closing conditions (including with respect to any materiality and “Material Adverse Effect” qualifiers, and including that “Material Adverse Effect” shall be defined to mirror the term “Company Material Adverse Effect” in the Comcast-TWC merger agreement), in each case as may be appropriately supplemented and/or adjusted to reflect the Transactions and the express terms of the above closing conditions; provided that the foregoing shall be without prejudice to any of the above closing conditions that are in addition to or otherwise do not have corresponding closing conditions in the Comcast-TWC Transaction.

Closing	The parties intend that the Transactions shall be consummated (the “Closing”) substantially contemporaneously with each other, assuming satisfaction of the conditions described above.
Representations and Warranties	Comcast to make customary representations and warranties as of signing and as of the Closing as to the SpinCo Assets, SpinCo Liabilities, Comcast Swapped Assets, Comcast Swapped Liabilities, Taxable Purchase Assets and Taxable Purchase Liabilities.

Charter to make customary representations and warranties as of signing and as of the Closing as to the Charter Swapped Assets and Charter Swapped Liabilities.
Where the Transactions and the Comcast-TWC Transaction have corresponding representations and warranties, the representations and warranties in the Transactions shall mirror the corresponding representations and warranties in the Comcast-TWC Transactions, in each case as may be appropriately supplemented and/or adjusted to reflect the Transactions; provided that the foregoing shall be without prejudice to the inclusion of customary  representations and warranties in the Transaction that are in addition to or otherwise do not have corresponding representations and warranties in the Comcast-TWC Transaction.

Comcast has obtained the irrevocable consent of TWC to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  Such consent constitutes a valid and binding agreement of TWC, enforceable against TWC in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).  Such consent is effective, non-withdrawable and not subject to any condition or the performance of any obligation

Interim Operating Covenants
SpinCo Assets, Comcast Swapped Assets and Taxable Purchase Assets (to the extent currently owned by Comcast) to be operated by Comcast in the ordinary course of business and pursuant to customary limitations/commitments.

Charter shall have the benefit of the covenants in the Comcast-TWC merger agreement with respect to Comcast Swapped Assets and Taxable Purchase Assets (to the extent currently owned by TWC), and Comcast shall provide the same covenants to Charter for SpinCo Assets , Comcast Swapped Assets and Taxable Purchase Assets (to the extent currently owned by Comcast).

Charter Swapped Assets to be operated by Charter in the ordinary course of business and pursuant to customary operational limitations/commitments, which, as may be appropriately supplemented and/or adjusted to reflect the specific assets, shall mirror the operational limitations/commitments applicable to the SpinCo Assets, Comcast Swapped Assets and Taxable Purchase Assets.

The parties (in conjunction with TWC) shall cooperate to produce forthwith and as promptly as practicable audited pro-forma financial statements reflecting the respective separate pools of assets/liabilities (“Pro-Forma Financial Statements”) to be transferred under this agreement; it being understood that the goal is to permit the parties to access credit markets at the earliest possible date after signing of this agreement.  Each of Comcast, SpinCo and Charter shall utilize the Pro-Forma Financial Statements in order to complete its financing and shall have overall supervision for the financial statements to be used in its financing documents.  In connection with the foregoing, the parties and TWC shall provide each other with access and information as may be customary or necessary in connection with the access of the credit markets.

Each party shall have customary access to information, personnel and diligence of the other party, including with respect to existing affiliate relationships relating to the SpinCo Assets, Comcast Swap Systems, Charter Swap Systems and Taxable Purchase Systems.

Prior to consummation of the Transactions, each of the parties shall use its reasonable best efforts consistent with this agreement to cause the Transactions to qualify for the Intended Tax Treatment.  Each of the parties shall use its good faith efforts to obtain the Tax Opinions, including giving customary representation letters.  Each of the parties shall use its reasonable best efforts not to take or cause to be taken any action (or fail to take or cause to be taken any action) that would cause to be untrue any of the representations set forth in such party’s respective representation letter.

Charter shall not, at any time that would reasonably be expected to fall within the 100-calendar-day period ending on Closing, split, combine or otherwise reclassify the shares of its common stock, or declare, set aside or make any dividend or other distribution to its shareholders (whether cash or stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, or redeem, repurchase or otherwise acquire any shares of its common stock or publicly announce any intention to do any of the foregoing (other than redemptions pursuant to the exercise of, or the withholding of taxes in connection with, any compensatory equity awards or the net-issuance exercise of any currently-outstanding warrants).  If, due to uncertainty as to when the Closing will occur or for any other reason, Charter takes any of the actions contemplated by the preceding sentence within the 100-calendar-day period ending on Closing, then such Charter action shall not be deemed to be a breach of a covenant, but instead the Merger Consideration shall be equitably adjusted to reflect the impact of such event.

Indemnities
Comcast to indemnify Charter post-closing for (a) liabilities not included in the Comcast Swapped Liabilities or Taxable Purchase Liabilities, (b) the Charter Swapped Liabilities, (c) inaccuracies in Comcast’s representations and warranties (subject to disclosure schedules and customary caps and baskets), and (d) covenant breaches by Comcast or TWC.

Charter to indemnify Comcast post-closing for (a) liabilities not included in the Charter Swapped Liabilities, (b) the Comcast Swapped Liabilities, (c) inaccuracies in Charter’s representations and warranties (subject to disclosure schedules and customary caps and baskets), (d) the Taxable Purchase Liabilities and (e) covenant breaches by Charter.

Comcast to indemnify SpinCo post-closing for (a) liabilities not included in the SpinCo Liabilities, (b) inaccuracies in Comcast’s representations and warranties and (c) covenant breaches by Comcast.

SpinCo to indemnify Comcast post-closing for (a) the SpinCo Liabilities and (b) covenant breaches by SpinCo.

Termination
The agreements for each of the Transactions shall be terminable:

•      upon termination of the Comcast-TWC Transaction,

•      by either party on material breach of the other party, subject to cure provisions,

•      upon any final and non-appealable injunction or legal impediment,

•      as contemplated on Schedule 1,

•     in the event the Charter Shareholder Vote is not obtained at the Charter Shareholder Meeting (including any adjournment or postponement thereof),

•      solely by Comcast, in the event the Charter board of directors makes an adverse change to its recommendation that Charter shareholders approve the requisite vote, and

•      if the Transactions have not been consummated by:

o      if each of (i) the waiting periods under the HSR Act applicable to the Transactions shall have been terminated or expired (and no court of competent jurisdiction shall have entered an order enjoining the Transactions), (ii) the FCC issues its decision (or decisions) (which shall be defined in a manner that mirrors the term “FCC Order” in the Comcast-TWC merger agreement) consenting to the Transactions and (iii) the closing conditions relating to franchise approvals and PUC approvals have been satisfied or waived by the party or parties entitled to the benefit thereof (the “Required Transaction Approvals”) at or before the completion of the Comcast-TWC Transaction, then 60 calendar days after the completion of the Comcast-TWC Transaction; provided that if, on or prior to such 60th calendar day, the tender offer for Comcast’s outstanding debt has been launched as contemplated by Schedule 1, then the 60 calendar day period noted above shall be extended for an additional 30 calendar days; or

o      if any of the Required Transaction Approvals are not received at or before the completion of the Comcast-TWC Transaction, then 150 calendar days after the completion of the Comcast-TWC Transaction, provided that, if at the 75th calendar day after the completion of the Comcast-TWC Transaction, all closing conditions are satisfied or waived (other than conditions that are only capable of being satisfied at closing) other than the closing conditions relating to franchise approvals or PUC approvals, such 150 day period shall be extended by 90 days to provide additional time to obtain such approvals.

Regulatory Matters
The parties agree to use their reasonable best efforts to obtain all approvals required to be obtained from any governmental authority or third party in order to consummate the Transactions (the “Approvals”), subject to (with respect to all parties) the limitations of “Burdensome Condition” provided for in the Comcast-TWC merger agreement, provided that there shall be no requirement to make any divestitures; provided, further, that no condition or action shall constitute a “Burdensome Condition” to the extent related to franchises or RSNs (a “Charter/Comcast Burdensome Condition”).  The parties acknowledge and agree that nothing in this paragraph shall restrict any party’s practice of making efforts, taking positions and requesting approvals and/or consents for a variety of matters from a variety of regulators (which efforts, positions or requested approvals and/or consents may be inconsistent with or contrast with those made, taken or requested by the other party).  The parties shall seek to obtain the Approvals at the same time Comcast and TWC receive approvals required from any governmental authority or third party in order to consummate the Comcast-TWC Transaction, it being understood that nothing in this sentence will prevent Comcast from complying with its obligations under the Comcast-TWC merger agreement or waiving any conditions to completion of the Comcast-TWC Transaction.  For the avoidance of doubt, if the Comcast-TWC Transaction is completed, any condition that is imposed on and accepted by Comcast to facilitate providing or obtaining required regulatory approvals for the Comcast-TWC Transaction, other than any condition that relates solely to Transaction Assets for which there is no substantially similar condition that relates to assets other than Transaction Assets, may not be invoked by Comcast as a Burdensome Condition to allow Comcast not to proceed with the Transactions.

Within 30 days after the date of this agreement, Comcast and Charter shall use reasonable best efforts to file, and shall use reasonable best efforts to cause TWC to file, (i) appropriate filings of Notification and Report Forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the Transactions, (ii) all necessary filings to obtain consents from the FCC (including FCC applications and public interest statements) that are required in connection with the Transactions and (iii) all necessary filings to obtain consents from the state regulators and the franchise authorities that are required in connection with the Transactions. The Hart-Scott-Rodino notifications and the FCC applications and public interest statements with respect to the Transactions shall request, and Comcast and Charter shall reasonably advocate, that the DOJ and FCC evaluate and terminate any investigation of the Transactions and the Comcast-TWC Transaction simultaneously.  In addition, Comcast shall promptly after the date of this agreement notify the FCC of the anticipated timing of the filing of the FCC applications and public interest statements in connection with the Transactions, and shall request that the FCC defer issuing a public notice regarding the FCC filings in connection with the Comcast-TWC Transaction (“Comcast-TWC Public Notice”) until the FCC applications and public interest statements in connection with the Transactions have been filed.  If the FCC has issued the Comcast-TWC Public Notice before this agreement is executed, Comcast agrees upon execution to immediately request that the FCC establish common comment cycles for both transactions with similar due dates.  Comcast shall also promptly provide to Charter copies of all LFA filings that have been made with respect to the Comcast-TWC Transaction and relate to cable systems subject to the Transactions.

Further Assurances
Other than with respect to regulatory matters (which are addressed under “Regulatory Matters” above), the parties agree to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the Transactions and not to take any actions or do any things that have a primary purpose of materially delaying, impeding or otherwise interfering with consummation of the Transactions.

Intended Tax Treatment
The Contribution and the Spin-Off are intended to be treated as a tax free reorganization within the meaning of Code Section 368(a)(1)(D) and a tax-free distribution within the meaning of Code Section 355.

The Debt-for-Debt Exchange is intended to be treated as a tax free exchange within the meaning of Code Section 355 and Code Section 361.

The Merger and the Charter Reorganization, taken together, are intended to be treated as a tax-free transaction described in Code Section 351.

The Swap is intended to be treated as an exchange of property to which Code Section 1031 applies.

The foregoing being referred to as the “Intended Tax Treatment.”

Employees
Charter will comply with Comcast's obligations with respect to the treatment of, and compensation and benefits provided to, former TWC employees who become Charter employees pursuant to the Swap or the Taxable Purchase to the extent contemplated by Section 7.09 of the Comcast-TWC merger agreement and applicable law (generally for one year following the Comcast-TWC Transaction).  Comcast will also treat (and Charter and Comcast will use reasonable best efforts to cause SpinCo to agree to treat), and will provide compensation and benefits to (and Charter and Comcast will use reasonable best efforts to cause SpinCo to agree to provide compensation and benefits to), former employees of Charter and Comcast who become employees of another party (including SpinCo) in the Spin-Off or Swap, as applicable, to the same extent of the foregoing (generally for one year following the closing of the Spin-Off and Swap, as applicable).  For the avoidance of doubt, the foregoing obligations shall exclude and take no account of equity and equity-based compensation.

Transition and Support and Commercial Arrangements
The parties shall agree reasonably and in good faith on any transition services, ongoing back-office support or other arrangements necessary to facilitate the continued operation of the business of the applicable assets being acquired by SpinCo, Comcast and New Charter (the “Transition Services”).  Accordingly, the parties shall work together in good faith (a) to identify assets that are not SpinCo Assets, Retained Assets, Comcast Swapped Assets, Charter Swapped Assets or Taxable Purchase Assets (together, the “Transaction Assets”), but that are used in the conduct of the business involving such Transaction Assets and (b) to mutually identify and structure the Transition Services.  From and after the closing, each party shall provide any Transition Services to the other party or SpinCo, or SpinCo shall provide any Transition Services to Comcast, as applicable, at actual, incremental cost without overhead allocations, in a manner consistent with the manner provided prior to the Closing.

The parties agree that in the event there are contractual or legal restrictions on the provision of services, the parties shall work in good faith to structure alternative arrangements on substantially similar terms.  The parties also agree that, notwithstanding anything to the contrary herein, no party shall be required to transfer any Transaction Assets if such attempted transfer would be restricted by contractual or legal limitations, in which case the parties shall use their commercially reasonable efforts to obtain third party consents, waivers or amendments necessary or advisable to complete any transfer of Transaction Assets or, failing that, to structure alternative arrangements reasonably acceptable to the parties.

For the avoidance of doubt, the parties shall cooperate to design and implement a plan with respect to the employees of the transferred systems, which may include a leasing or transfer arrangement, so as to avoid disruption, collective-bargaining issues, severance costs or the incurrence of liabilities relating to such employees, consistent with achieving the overall commercial objectives of the Transactions.

The parties shall cooperate to evaluate all potential synergies and to work in good faith to maximize realization of identified potential synergies available in the Transactions.

Neither Charter nor Comcast will, nor will they permit any of their controlled subsidiaries (after giving effect to the Transactions) to, exercise any right of termination that may result from the consummation of the Transactions under any RSN Carriage Agreement.  If any RSN Carriage Agreement that, prior to the Closing, was an intercompany agreement between Comcast entities, TWC entities or Charter entities, provides for termination or non-renewal without cause at any time during the one year following the Closing, then such right shall instead be deemed to be exercisable no earlier than on the first anniversary of the Closing and the agreement shall otherwise be construed accordingly.

“RSN Carriage Agreement” means any carriage agreement with respect to an RSN, between (after giving effect to the Transactions) (i) Comcast or any of its controlled subsidiaries (including any business included in the Retained Assets or the Charter Swapped Assets) and (ii) Charter or any of its controlled subsidiaries (including any business included in the SpinCo Assets, the Comcast Swapped Assets or the Taxable Purchase Assets).

For the avoidance of doubt, the treatment of the Charter/NBCU affiliate agreement shall be governed by the terms of “NBCU Affiliate Agreement” below and not by this section.

Other than as expressly contemplated by this Agreement, all Intercompany Agreements shall be terminated as of the Closing.  “Intercompany Agreements” means all agreements or arrangements between (i) Comcast (other than any Transaction Assets) and the Retained Assets, on the one hand, and the SpinCo Assets, the Comcast Swapped Assets or the Taxable Purchase Assets, on the other hand, and (ii) Charter (other than any Transaction Assets), on the one hand, and the Charter Swapped Assets, on the other hand.
Expenses
Except as set forth on Schedule 1, each party will be responsible for its own expenses incurred in connection with the negotiation, execution and performance of this agreement.  For the avoidance of doubt, except as set forth on Schedule 1, Charter shall be responsible for all its financing and advisory costs and Comcast shall be responsible for all costs relating to the Comcast-TWC Transaction and all Comcast deal expenses.  All SpinCo expenses (including financing costs) will be borne in the manner provided on Schedule 1.  Any SpinCo deal expenses that are liabilities of SpinCo as of the Closing shall be excluded from the calculation of working capital for SpinCo.

Transfer Taxes
Transfer taxes incurred in connection with the Transactions shall be allocated among the parties as follows:

•      with respect to the Contribution and Spin-Off, SpinCo shall be liable for 100% of any transfer taxes;

•      with respect to the Taxable Purchase, Comcast and Charter shall each be liable for 50% of any transfer taxes; and

•      with respect to the Swap, Comcast shall be liable for any transfer taxes incurred on the transfer of the Comcast Swapped Assets and Charter shall be liable for any transfer taxes incurred on the transfer of the Charter Swapped Assets.

Antidilution Right
After the second anniversary of Closing, as an antidilution protection New Charter shall have proportional preemptive rights on any future issuance of SpinCo stock or other equity (or options or other rights to purchase equity, or securities or other instruments convertible into equity) in order to receive shares in addition to those issued to other parties sufficient to maintain New Charter’s proportionate ownership at such time, other than issuances in respect of bona fide employment/ compensation plans approved by the SpinCo board.  The preemptive rights set forth in this section shall terminate and be of no further force and effect in the event New Charter and its controlled affiliates cease to beneficially own in excess of 5% of the then-outstanding shares of SpinCo at any time.

Terms Used in This Agreement
When used in this agreement, the term “Carveout 2014 EBITDA” (or any defined term incorporating “Carveout 2014 EBITDA”) shall reflect the following:

Carveout 2014 EBITDA shall be calculated to include all of the revenue and direct and fully allocated indirect costs of Comcast, TWC or Charter currently associated with the respective transferred systems (but shall not include costs related to share-based compensation). Indirect costs shall include all shared service costs, regional management and corporate overhead such that all expenses included in each company's “EBITDA” for external reporting purposes shall be fully allocated across the respective company's footprint. With respect to any shared service center, regional and corporate overheads (and similar categories), the overheads of each company will be allocated pro-rata based on video customer relationships at the last quarter end prior to closing. Notwithstanding the foregoing, the parties agree that, with respect to Comcast Corporation overhead (outside of Comcast Cable costs, which for the avoidance of doubt should be fully allocated as previously described), $22 million of overhead shall be allocated to the SpinCo Assets. In addition, solely for purposes of calculating the consideration payable in the Taxable Purchase, Carveout 2014 EBITDA of the Taxable Purchase Systems shall be reduced by $22 million. For the avoidance of doubt, Carveout 2014 EBITDA shall be calculated on an as-is basis and not reflecting any planned changes to cost structure, including the payment of the Services Fee.

All calculations of Carveout 2014 EBITDA will be made:

(i) in the case of a Closing in 2014, based on a mutually agreed determination of LTM EBITDA,

(ii) in the case of a Closing in 2015, based on a mutually agreed determination of 2014 EBITDA, and

(iii) in any case (other than a Closing on the basis of audited SpinCo financial statements for fiscal year 2014), subject to post closing audit (in the case of a Closing in 2015) or special report by SpinCo’s auditors (in the case of a Closing in 2014) and adjustment, on the basis of consistency with GAAP and prior periods with consistent application (except to the extent this agreement requires any other method of calculation (e.g., allocation of Comcast Corporation overhead)).

Governing Law; Jurisdiction
Delaware law, without regard to the conflicts of law rules of such state.

The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this agreement or the Transactions contemplated hereby (whether brought by any party or any of its affiliates or against any party or any of its affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided pursuant to “Notices” below shall be deemed effective service of process on such party.
Definitive Agreement
Charter and Comcast agree and acknowledge that this agreement contains all the material terms necessary to the Transactions and that this agreement constitutes a legally binding agreement of Charter and Comcast to enter into, and consummate, the Transactions contemplated by this agreement on the terms and subject to the conditions set forth herein.

Each of Charter and Comcast shall use its reasonable best efforts to negotiate and enter into (and cause SpinCo to enter into) more detailed agreements with respect to the Transactions on the terms and conditions set forth in this agreement (collectively, the “Long-Form Agreements”) as promptly as reasonably practicable; provided, that unless and until the Long-Form Agreements are executed, Charter and Comcast shall continue to be bound to complete the Transactions in accordance with the terms and conditions herein provided.  If Charter and Comcast have not entered into the Long-Form Agreements by the date that is 120 days after the date of this agreement, then Charter and Comcast shall submit (and, if either Charter or Comcast fails to join such submission, the other may independently submit) any remaining unresolved or otherwise undecided terms of the proposed Long-Form Agreements for decision and final resolution to binding arbitration to the exclusion of any courts of law, with such arbitration conducted by the American Arbitration Association in accordance with the then most current version of its commercial arbitration rules and otherwise in accordance with Annex C.  The foregoing shall not prejudice any right of a party to seek an order compelling arbitration.

Meeting of Charter Shareholders; Charter Board Recommendation
Charter shall cause a meeting of Charter shareholders (the “Charter Shareholder Meeting”) to be held for purposes of obtaining the requisite vote of Charter shareholders (the “Charter Shareholder Vote”) as promptly as reasonably practicable after the Pro-Forma Financial Statements are available.  The Charter board shall recommend that Charter shareholders approve the requisite vote, provided that, in their sole determination, the Charter board may change their recommendation with respect to the requisite vote if the board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law; provided, however, that no change in recommendation by the Charter board shall affect Charter’s obligations to hold the meeting of Charter shareholders for the purpose of obtaining the requisite vote.
SEC Filings
Each party shall afford the other party a reasonable opportunity to review and comment upon any registration statement, proxy statement or other document filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transactions (but, for the avoidance of doubt, not the Comcast-TWC Transaction) (collectively, the “SEC Filings”), and shall consider any comments of the other party thereon.  Neither party shall include any information in any such filing with respect to the other party without the prior written consent of the other party (not to be unreasonably withheld or delayed).  Each party shall promptly provide the other party with any comments, whether written or oral, that such party receives from the SEC or its staff with respect to any SEC Filings.

Each party agrees that the information contained in such party’s SEC Filings (other than information provided by the other party for use in such SEC Filings) and the information provided by such party for use in the other party’s SEC Filings shall be true and correct in all material respects and shall comply in all material respects with the provisions of applicable federal securities laws.  Each party agrees to indemnify the other for any damage, loss, liability and expense (including reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) resulting from such information being inaccurate, incomplete or misleading.

Each party agrees promptly (x) to correct any information contained in its SEC Filings (other than any information provided by the other party for use in such SEC Filings) or provided by it for use in the other party’s SEC Filings if and to the extent that such information shall have become false and misleading in any material respect and (y) to supplement any such information to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Press Releases; Public Communications
The execution of this agreement shall be announced pursuant to a joint press release to be in the form agreed by the parties.  Each party shall consult with the other party before issuing or making any press release or other public statement (whether written or oral), including any soliciting material, with respect to the Transactions that contains information regarding the Transactions or the other party that is in addition to, or inconsistent with, information contained in public statements previously made, or consented to, by such other party and shall give good faith consideration to any comments proposed by the other party, and will not issue any such press release or make any such public statement without such consultation, except as may be required by applicable law, court process or the rules or regulations of any national securities exchange.
Litigation
Each party will (a) give the other party prompt notice of the assertion of any claim or the commencement of any suit, action or proceeding  involving the notifying party and arising as a result of, or in connection with, the negotiation, execution or performance of this agreement, the Long-Form Agreements or the consummation of the Transactions (“Action”), (b) keep the other party reasonably informed of all significant developments relating to any Action and (c) consult and cooperate with the other party in good faith with regard to the management, prosecution, defense, compromise and settlement of the Action.  No party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Action, to the extent such settlement, undertaking, approval or waiver modifies this agreement or the Long-Form Agreements, impedes or materially delays the consummation of the Transactions, or adversely affects the SpinCo Assets, the Comcast Swap Systems, the Charter Swap Systems or the Taxable Purchase Systems, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

WAIVER OF JURY TRIAL	EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Binding Effect; Benefit
The provisions of this agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns.  No provision of this agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties and their respective successors and permitted assigns.  Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this agreement without the consent of the other party.

Entire Agreement
This agreement (including the annexes and schedules) constitutes the entire agreement between Charter and Comcast with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between Charter and Comcast with respect to the subject matter hereof.

Notices	All notices, requests and other communications to any party hereunder will be in writing (including facsimile transmission and electronic mail ("e-mail") transmission, so long as a receipt of such e-mail is requested and received) and will be given:

If to Charter:

Charter Communications, Inc.
Atlantic Street, 10th Floor
Stamford, Connecticut 06901
Attention: Rick Dykhouse (General Counsel)
Telephone: (203) 905-7908
Facsimile: (203) 564-1377
E-mail: Rick.Dykhouse@charter.com

With copies to:

Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131
Attention: Thomas E. Proost (Deputy General Counsel)
Telephone: (314) 543-5663
Facsimile: (314) 965-6640
E-mail: tom.proost@charter.com

and
Wachtell, Lipton, Rosen & Katz 51 West 52nd St New York, New York 10019 Attention: Steven A. Cohen DongJu Song Facsimile No.: (212) 403-2000 E-mail: SACohen@wlrk.com DSong@wlrk.com

If to Comcast:

Comcast Corporation One Comcast Center 1701 John F. Kennedy Boulevard Philadelphia, PA 19103 Attention: Arthur A. Block Facsimile No.: (215) 981-7794 E-mail: art_block@comcast.com

With a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: David L. Caplan
William J. Chudd
Facsimile No.: (212) 701-5800
E-mail:               david.caplan@davispolk.com
william.chudd@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party. All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m., local time, on a business day in the place of receipt. Otherwise, any such notice, request or communication will be deemed to have been received on the next succeeding business day in the place of receipt.
Amendments and Waivers
Any provision of this agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party or, in the case of a waiver, by the party against whom the waiver is to be effective.

No failure or delay by either party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by applicable law.

Counterparts; Effectiveness
This agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This agreement will become effective when each party will have received a counterpart hereof signed by the other party.  Until and unless each party has received a counterpart hereof signed by the other party, this agreement will have no effect and neither party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Electronic or facsimile signatures shall be deemed to be original signatures.

Severability
If any term, provision, covenant or restriction of this letter is held by a court of competent jurisdiction or other governmental authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties will negotiate in good faith to modify this letter so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[SIGNATURE PAGE FOLLOWS]

In consideration of the above terms and conditions and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby as of the date first set forth above, have set their hands below.  Each of the parties hereby represents, warranties, agrees and acknowledges that the execution, delivery and performance by such party of this agreement is within such party’s corporate (or other entity) powers and has been duly authorized by all necessary corporate (or other entity) action on the part of such party, and that this agreement constitutes a valid and binding agreement of such party enforceable against such party in accordance with its terms.

Each party also hereby represents, warranties, agrees and acknowledges that  irreparable damage would occur if any provision of this agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor, and accordingly the parties shall be entitled to an injunction or injunctions to prevent breaches of this agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referenced under the caption “Governing Law; Jurisdiction” above without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

CHARTER COMMUNICATIONS, INC.

/s/ Richard R. Dykhouse
By: Richard R. Dykhouse Title: Executive Vice President, General Counsel and Corporate Secretary COMCAST CORPORATION

/s/ Arthur R. Block
By: Arthur R. Block Title: Senior Vice President, General Counsel and Secretary

ANNEX A:  GOVERNANCE, MANAGEMENT AND SERVICES FRAMEWORK

Board of Directors:
1.
The Board of Directors of SpinCo following the Merger shall consist of nine members and shall have the authority and responsibilities established by Delaware law for the board of a Delaware corporation.

2.	The initial board members shall be selected in the manner set forth in the term sheet.

3.
The role of non-executive Chairman of the Board and President shall be separated, with the initial Chairman of the Board following the Merger being one of the former directors of Merger Sub. The President shall report to the Board and, subject to the ultimate authority of the Board, shall report to the Chairman of the Board.  The Board shall also have one or more Vice Chairmen, one of whom shall be one of the former directors of Merger Sub.

4.
Management will report to the Board as contemplated by Delaware law. For the avoidance of doubt, the Board shall have ultimate authority as to the hiring, compensation and termination of the Executive Management team.

Executive Management:
1.
SpinCo shall have an independent Executive Management team. For this purpose, an individual is “independent” if he or she is not an officer, director or employee of Charter or any of its affiliates (excluding, for the avoidance of doubt, SpinCo). The Executive Management will initially be the executive management of Merger Sub.

2.
The Executive Management team shall include, among others, a President, Chief Financial and Accounting Officer, Human Resources Executive, General Counsel and other senior executives performing functions typically performed by senior executives of public companies in a business similar to the business of SpinCo (including executives in charge of: engineering/technology, tax, treasury, investor relations, business development, public relations and government/regulatory affairs).  For the avoidance of doubt, the President shall serve as the Chief Executive Officer of SpinCo, and the SpinCo Board may determine that certain of the other senior executive functions described in the prior sentence may be combined with the responsibilities of another officer, such determination to be reasonable and consistent with customary practices of public companies in a business similar to the business of SpinCo.

3.
Subject to the authority of the board, the Executive Management team shall have the authority and responsibility that is typically associated with the positions of individuals performing similar roles at public companies in a business similar to the business of SpinCo.

4.
Immediately following the Merger, SpinCo shall retain Charter to provide the services set forth on Annex 1, under the overall authority and supervision of the SpinCo Board  and the SpinCo Executive Management team.

Annex 1
Services3
1.	CORPORATE SERVICES

•	Procurement
•	Programming management services
•	Product development and strategy

2.	NETWORK OPERATIONS

•	NOC management
•	Support internet connectivity
•	Fiber connectivity, collocation, and other business services

3.	ENGINEERING & IT

•	Operational support for voice and data products
•	Operational support for video products, including authentication, hosted services and cable guide
•	Operational support for home security
•	Operational support for internal infrastructure and backoffice transition
•	Software development
•	Data center resources

4.	VOICE OPERATIONS

•	Order fulfillment and provisioning
•	Local number management and portability
•	Support regulatory compliance

5.	FIELD OPERATIONS

•	Dispatch
•	Fleet management
•	Activity and productivity reporting
•	Provisioning

6.	CUSTOMER SERVICE

•	Order entry and provisioning
•	Call answering and training
•	Knowledge management system
•	Support chat service
•	Work order processing

3 The parties agree that any products and services provided by Charter under the services agreement with SpinCo shall be co-branded under the Charter and SpinCo brand names.

•	Personnel dispatching

7.	BILLING & COLLECTIONS

•	Customer billing and billing system management
•	Collection of customer receivables and cash management
•	Customer disconnect support

8.	PRODUCT

•	Website hosting and content management
•	Web portal ordering and e-commerce
•	Webmail hosting and transition
•	Mobile and advanced application hosting and content management
•	Home security monitoring
•	Cellular phone service

9.	MARKETING

•	Marketing services and database support (e.g. Epsilon)

10.	SALES

•	Residential sales
•	Commercial sales
•	Contact management and sales reporting
•	Advertising sales

11.	BUSINESS INTELLIGENCE

•	Customer-level data, including customer counts, work orders and revenue
•	Audience measurement
•	Data management

12.	IP LICENSING

•	Licensing of trademarks and IP

ANNEX B:  STEP-UP ANNEX

* Payments under this annex to be calculated on an iterative basis *

Charter shall pay to Comcast:

(A) Annually, upon filing its tax return for each of the first eight taxable years (or portions thereof) ending following the closing, the amount of the Tax Benefit in such taxable year; and

(B) Upon filing its tax return for the eighth taxable year following the closing (the “Final Year”), the present value, using the Discount Rate, of the Tax Benefit for each subsequent taxable year of Charter (until the year in which the Tax Benefit equals zero) using the Valuation Assumption.

“Tax Benefit” shall mean, for a taxable year, the reduction in the liability for federal and state income taxes of Charter resulting from the amortization and depreciation deductions, or , during the period described in clause (A) above, reduction of taxable gain, attributable to the Basis Step Up, calculated on a with and without basis.

“Basis Step Up” shall mean the amount of gain recognized by Comcast in the Taxable Purchase (other than in respect of any interest in an entity treated as a corporation for U.S. federal income tax purposes), increased by the amounts paid pursuant to (A) and the amount to be paid pursuant to (B) above, provided that the Basis Step Up shall be determined in a manner consistent with the Final Allocation.

“Discount Rate” shall mean 10.00%.

“Valuation Assumption” shall mean the assumption that (i) in the Final Year, Charter has generated an amount of taxable income that is sufficient to use any net operating losses resulting in the first eight taxable years from amortization and depreciation deductions attributable to the Basis Step Up but not giving rise to a payment for a Tax Benefit and (ii) in each taxable year following the Final Year, Charter will generate an amount of taxable income that is sufficient to use any amortization and depreciation deductions attributable to any remaining Basis Step Up.

ANNEX C:  ARBITRATION ANNEX

The arbitration tribunal will be composed of three disinterested arbitrators, appointed pursuant to the following procedure: within 5 days of submission of the unresolved controversy to arbitration, each party will notify the other party of its arbitrator.  If either party fails to notify the other party of its arbitrator within such 5-day period, appointment of such party’s arbitrator will be made by the American Arbitration Association upon request of such other party.  The arbitrators so appointed will choose a third arbitrator, who will serve as president of the tribunal thus composed.  If the arbitrators fail to agree upon the choice of a third arbitrator within 5 days from the appointment of the second arbitrator, the third arbitrator will be appointed by the American Arbitration Association upon the request of the arbitrators or either of the parties.  Each arbitrator will be selected from the American Arbitration Association’s National Roster, will possess relevant expertise and will be independent of, and have no material relationship with, either party.

In connection with any arbitration proceeding, each party will submit in writing to the arbitrators (with a copy simultaneously delivered to the other party) no later than 10 days after appointment of the third arbitrator, or such later date to which the parties agree in writing, its proposed resolution of the unresolved controversy, together with an explanation supporting its proposal.  If the arbitrators determine that additional information is necessary, they will, by written notice to both parties, request such information from one or both parties and establish a reasonable time period (not to exceed 10 days) for the submission of such information (and each party requested to provide information will deliver such information and any associated response to the arbitrators and the other party at the same time).  The arbitrators will also have the right to request that the parties make oral presentations regarding the unresolved controversy, in which case each party will be afforded a full and equal opportunity to be heard.

The arbitrators will, based on the Term Sheet, the written submissions and oral presentations described in the preceding paragraph and their own independent expertise, make their determination as to the unresolved controversy by majority decision.  The decision will be made with a view toward effecting the original intent of Charter and Comcast as closely as possible and will take into account, to the extent necessary, customary market practice for a transaction of the nature of the Transactions.

The arbitrators will make their determination as to the unresolved controversy as promptly as possible, but in no event later than 30 days after the submission of the parties’ resolutions to the arbitrators, and Charter and Comcast will cooperate and take all actions necessary to facilitate the arbitrators’ resolution of the unresolved controversy within this timeframe, it being understood that, even if Charter or Comcast does not so cooperate, the arbitrators will nonetheless be required to render their decision within the 30 days’ timeframe contemplated by this sentence.  The arbitration decision will be final and binding upon both parties, will not be subject to judicial or other review. and will be reflected in the terms of the Long-Form Agreements, which will then be executed and delivered by Charter and Comcast.  The arbitrators will not have the power to award money damages or exemplary or punitive damages, however denominated.

Each party will bear its own expenses in connection with any arbitration proceeding.  The remaining costs of the arbitration proceeding, including fees of the arbitrators and administrative fees, will be borne equally by the parties.

The seat of arbitration will be New York City.

SCHEDULE 1: FINANCING

FINAL EXECUTION VERSION

FINANCING OUTLINE

	Event	Financing Expenses
1.	• Following entry into the binding term sheet, Charter will use reasonable best efforts to obtain committed financing for Charter to complete the Taxable Purchase (the “Charter Financing”).	• Charter is responsible for financing expenses for the Charter Financing.
2.
o      If, within the 30 day period following receipt of carveout financial statements for the Taxable Purchase Assets and Comcast Swap Assets, Charter believes in good faith that it will be unable to obtain the Charter Financing, then Charter will have the right to terminate the Transactions at any time on or prior to the fifth day following the end of such 30 day period.

3.
o      If, within the 30 day period following receipt of carveout financial statements for the Taxable Purchase Assets and Comcast Swap Assets, Charter has not delivered financing commitments for the Charter Financing, then each of Charter and Comcast will have the right to terminate the Transactions at any time on or prior to the fifth day following the end of such 30 day period.

4.
•      Promptly following satisfaction of all closing conditions to the Transactions (other than (x) conditions set forth in this Schedule 1 and (y) conditions that by their nature are to be satisfied at Closing), the banks will launch the Debt Tender and Comcast will cooperate therewith.

5.
o      A reasonable period of time (but in no event more than 10 days) prior to the anticipated launch of the Debt Tender, Comcast and Charter will, after consultation with their respective financial advisors, mutually estimate the Clearing Tender Price, the Maximum Tender Price, and the Leverage-Limited Tender Price, as well as the Achievable SpinCo Leverage.  If Comcast and Charter are unable to agree, they will mutually select an independent third investment bank to make the above determinations.  The parties may also, by mutual agreement, obtain a financing commitment for a principal amount of SpinCo Securities that would result in the Achievable SpinCo Leverage.

o      “Achievable SpinCo Leverage” means the Resulting SpinCo Leverage based on an aggregate tender price equal to the lowest of the Clearing Tender Price, Maximum Tender Price and Leverage-Limited Tender Price.

o      “Resulting SpinCo Leverage” means the ratio of (i) the sum of (x) the principal amount

•      If the parties (or third investment bank) conclude that the Achievable SpinCo Leverage is less than 5.0x, each of Comcast and Charter shall have the right to fund additional tender premium at its own expense to increase the Achievable SpinCo Leverage (up to the lesser of 5.0x and the maximum Resulting SpinCo Leverage based on the SpinCo Securities that can be sold in the market, with Comcast and Charter prorated on the basis of the Comcast Percentage and the SpinCo Percentage, respectively, if both exercise this right and proration is of new SpinCo debt that would be exchanged in a Debt-for-Debt Exchange for the Comcast notes1 to be acquired in the Debt Tender and (y) an estimate by the parties of the principal amount of Term Loans set forth below to (ii) SpinCo EBITDA.2

o      “Tender Expenses Cap” means a cap on the Tender Expenses to be agreed by the parties.

o      “Leverage-Limited Tender Price” means the lowest aggregate tender price that would result in an amount of bonds acquired in the Debt-for-Debt Exchange with a value (taking into account certain of the SpinCo Financing Expenses) equal to the aggregate principal amount of not less than 8-year unsecured (5-year non-call) securities and not less than 10-year secured (5-year non-call) securities of SpinCo (“SpinCo Securities”) that can be sold in the market.

o      “Maximum Tender Price” means the aggregate tender price that would result in  Tender Expenses being equal to the Tender Expenses Cap.

o     “Clearing Tender Price” means the lowest aggregate tender price that, taking into account other SpinCo Tender Expenses, would be required to reach a Resulting SpinCo Leverage of 5.0x.

necessary).  In the event of such increase, the Maximum Tender Price will be deemed to have been increased by the amount of such additional tender premium.

•      “SpinCo Issuance Expenses” include:

o      SpinCo note issuance costs (gross spread);

o      revolver underwriting fee;

o      any commitment or bridge fees arising from any financing commitment obtained for SpinCo debt; and

o      financing, legal and accounting expenses specific to debt financing (excluding any costs of preparation and review of carveout financial statements).

•      “Tender Expenses” (together with the SpinCo Issuance Expenses, the “SpinCo Financing Expenses”) include:

o     tender offer Premium to Market (as defined below) of Comcast debt tender as contemplated hereby (the “Debt Tender”);

o      additional tender offer and debt-for-debt exchange structuring costs;

o      financing, legal and accounting expenses specific to the Debt Tender and the Debt-for-Debt Exchange (excluding any costs of preparation and review of carveout financial statements); and

1 References to “Comcast notes” or “Comcast debt” include notes/debt of any Comcast affiliates included in the debt tender.
2 References to “SpinCo EBITDA” are to 2014 EBITDA of SpinCo Systems (as such term is defined by SpinCo’s financing sources for purposes of the financing).

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o expenses of any third investment bank. • All expenses will be calculated on a tax-effected basis.
6.
o     Prior to launching the tender offer, Comcast and Charter will, to the extent required by the financial institutions conducting the Debt Tender, certify to the financial institutions conducting the Debt Tender that they do not know of any reason why any closing conditions to the Transactions will not be satisfied.  Failure to provide the certification would not in itself give rise to a termination right or any liability hereunder.  For the avoidance of doubt, neither Comcast nor Charter will be required to waive any closing conditions to the Transactions.

7.
o      The launch date of the Debt Tender will be agreed by the parties, taking into account market conditions and customary holidays and blackout periods.  At launch, except as otherwise agreed by the parties in good faith, the tender price will be equal to the lesser of the estimated Clearing Tender Price and the estimated Maximum Tender Price. Except as otherwise agreed by the parties in good faith, The amount of Comcast notes sought in the Debt Tender will equal the amount of notes required to reach the Achievable SpinCo Leverage. Comcast and Charter will jointly determine which Comcast notes will be sought in the Debt Tender, subject to reasonable liability management decisions by Comcast.

8.	o The tender offer will have an early bird tender deadline of 10 business days.
9.	▪ If the Debt Tender is fully subscribed or oversubscribed at such time, except as otherwise agreed by the parties in good faith, the Debt Tender will be closed without any extension or repricing.
10.
▪ If the Debt Tender is undersubscribed at the early bird tender deadline, then if the tender price was less than the lesser of the estimated Maximum Tender Price and estimated Leverage-Limited Tender Price, the parties (or third investment bank) will produce new estimates of the Clearing Tender Price, Maximum Tender Price and Leverage-Limited Tender Price and the Debt Tender will be amended to extend the Debt Tender for another 10 business days and to increase the tender price to the lesser of the new estimate of the Clearing Tender Price, the Maximum Tender Price and the Leverage-Limited Tender Price.  The Debt Tender may not be extended more than twice in this manner, i.e., the Debt Tender shall not be extended if such extension would cause the Debt Tender to be open for more than 30 business days in the aggregate.

•      If the tender price was equal to the Maximum Tender Price, or the new estimate of the Clearing Tender Price exceeds the Maximum Tender Price, each of Comcast and Charter shall have the right to fund additional tender premium at its own expense to increase the expected Achievable SpinCo Leverage (up to the lesser of 5.0x and the maximum Resulting SpinCo Leverage based on the SpinCo Securities that can be sold in the market, with Comcast and Charter prorated on the basis  of the Comcast Percentage and

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the SpinCo Percentage, respectively, if both exercise this right and proration is necessary).  In the event of such increase, the Maximum Tender Price will be deemed to have been increased by the amount of such additional tender premium.

11.
▪ Prior to extending or settling the Debt Tender, Comcast and Charter will again, to the extent required by the financial institutions conducting the Debt Tender, certify to the financial institutions conducting the Debt Tender that they do not know of any reason why any closing condition to the Transactions will not be satisfied.  Failure to provide the certification would not in itself give rise to a termination right  or to any liability hereunder.  For the avoidance of doubt, neither Comcast nor Charter will be required to waive any closing conditions to the Transactions.

12.
▪ Following the expiry of any extension period pursuant to the second preceding bullet, the Debt Tender will be closed, provided the Resulting SpinCo Leverage would be at least 2.5x, without any further extension or repricing.

13.	▪ If the amount of notes tendered is less than the amount required to reach a Resulting SpinCo Leverage of 2.5x, the Transactions will be terminated and the tender will not settle.
•      If the transactions are terminated in these circumstances, then SpinCo Financing Expenses are shared by Comcast and Charter in proportion to the Comcast Percentage and the SpinCo Percentage, respectively.

•      The “Comcast Percentage” equals 100% less the SpinCo Percentage.

14.	• Following settlement of the Debt Tender, the banks will hold the tendered Comcast notes for 14 calendar days.
15.
•      Comcast and Charter, after consultation with their financial advisors, will determine (or, if they are unable to agree, the independent third investment bank) the Premium to Market based on the tender price.

o      “Premium to Market” means (i) total price to be paid in the Debt Tender less (ii) Adjusted Market Value of the debt tendered.

•      To determine “Adjusted Market Value”, Comcast and Charter, after consultation with their financial advisors (or the third bank), will determine the Initial Comcast Credit Spreads, the Initial Reference Credit Spreads and the Launch Reference Bond Credit Spreads. Comcast and Charter (or the third bank) will then calculate, for each Maturity Range, the percentage change from the weighted average of the Initial Reference Credit Spreads in such Maturity Range to the

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weighted average of the Launch Reference Credit Spreads in such Maturity Range.  These percentage changes will then be applied to the Initial Comcast Credit Spread for each series of Comcast notes in the applicable Maturity Range to determine (based on the adjusted credit spread and the yield to maturity of the applicable U.S. Treasury obligation as of the day before the launch of the Debt Tender) the Adjusted Market Value for such series of Comcast notes.

o      The “Reference Index” means an index agreed by the parties, for each Maturity Range.

o      The “Initial Comcast Credit Spreads” means the trailing 30-calendar day average credit spread (calculated as the difference between the yield to maturity of the applicable bond and the yield to maturity of the appropriate U.S. Treasury obligation, and based on the last institutional size trade, defined as $1,000,000 or more, as seen on the TRACE system at the end of each trading day on which such a trade exists, but excluding accrued and unpaid interest) as of April 17, 2014 for each series of Comcast bonds.

o      The “Initial Reference Credit Spreads” means the trailing 30-calendar day average credit spread for the Reference Index as of April 17, 2014 for each of the Maturity Ranges.

o      The “Launch Reference Credit Spreads” means the trailing 30-calendar day average credit spread for the Reference Index as of the day before the launch of the Debt Tender for each of the Maturity Ranges.

o      The “Maturity Ranges” mean maturity of (i) up to and including 2019, (ii) 2020 through 2024, and (iii) after 2024.

From the date hereof through the launch date of the Debt Tender, Comcast shall not permit any repurchases, repayments, amendments or modifications of any Comcast notes other than, in each case in the ordinary course and in good faith.

16.
•      On the fifth day following the settlement of the tender, SpinCo notes will be priced in the market on a best-efforts basis (unless the parties otherwise agree), in a principal amount (less original issue discount, if any) equal to the value of Comcast notes tendered in the Debt Tender (equal to the price at which Comcast notes will be purchased from the banks pursuant to the exchange agreement plus certain SpinCo Financing Expenses), and Comcast will enter into the exchange agreement (and the terms and price of the exchange will be fixed), with completion of the exchange conditioned upon the completion of the Transactions and completion of the Transactions conditioned upon completion of the exchange.  On the 14th day, the priced SpinCo notes will be issued and the debt-for-debt exchange will be settled.

•      If the Transactions are consummated, the SpinCo Financing Expenses will be borne by SpinCo, and the Comcast Percentage of any SpinCo Financing Expenses previously incurred by Comcast will be reimbursed to Comcast by SpinCo.

•      With respect to any SpinCo Financing Expenses for which SpinCo reimburses Comcast, SpinCo will distribute to Comcast up to an amount less than the estimated SpinCo basis (in each case, as determined by Comcast), and thereafter Charter will increase the Merger Consideration in the manner contemplated in the agreement under

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“Transaction Steps”.

•      To the extent cancellation of indebtedness income (i) is known only after the Spin-Off or (ii) is known at the time of the Spin-Off and Comcast so elects, Charter will pay to Comcast in cash the SpinCo Percentage of any tax costs to Comcast for cancellation of indebtedness income arising from the Debt-for-Debt Exchange.  To the extent cancellation of indebtedness income is known at the time of the Spin-Off and Comcast does not elect to have such tax costs paid in cash, such tax costs will be treated as SpinCo Financing Expenses.

17.
•      SpinCo will also enter into term loans (“Term Loans”) for an amount approximately equal to excess SpinCo basis and a revolving credit facility in an amount equal to $750,000,000 (unless otherwise agreed by the parties).

18.
•      If the Resulting SpinCo Leverage is less than 5.0x, then if Comcast and Charter agree, they shall cause SpinCo to do one or more of the following:

o      borrow funds and distribute cash up to excess SpinCo basis (if any) to Comcast;

o      borrow funds and distribute cash up to E&P to SpinCo shareholders;

o      distribute SpinCo Securities to Comcast shareholders up to Comcast E&P; or

o      distribute excess cash to Comcast.

in each case, in a manner that would not cause aggregate SpinCo Indebtedness to exceed 5.0x SpinCo EBITDA.

•      Expenses incurred in connection with the above options will constitute SpinCo Financing Expenses.

•      If Comcast and Charter do not elect one or more of the above options in an amount that would cause Resulting SpinCo Leverage to equal 5.0x SpinCo EBITDA, Charter will increase the Merger Consideration as contemplated by the Agreement.

•      If the Transactions are terminated as a result of (1) a party’s breach, (2) a “Material Adverse Effect” on a party or (3) a party’s refusal to accept a Charter/Comcast Burdensome Condition, then that party is responsible for SpinCo Financing Expenses incurred prior to termination.

•      If the Transactions are terminated because Charter shareholders do not approve the transactions, then Charter is responsible for SpinCo Financing Expenses incurred prior to termination;

•      If the Transactions are terminated because the Comcast-TWC transaction is not completed, then Comcast is responsible for SpinCo Financing Expenses incurred prior to termination.

If the Transactions are terminated for any other reason, then, except as otherwise

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provided in this Schedule 1, SpinCo Financing Expenses are shared by Comcast and Charter in proportion to the Comcast Percentage and the SpinCo Percentage, respectively.
19.	• After settlement of the Debt-for-Debt Exchange, the Spin-Off will occur.
20.	• After the Spin-Off occurs, the Merger will occur.

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Schedule 2: Subscriber Divestiture

DMAs	Comcast	TWC	Charter DMAs
Detroit, MI	x		New York, NY
Lansing, MI	x		Albany-Schenectady-Troy, NY
Grand Rapids	x		Burlington, VT-Plattsburgh, NY
Flint-Saginaw-Bay City, MI	x		Boston, MA (Manchester, NH)
Minneapolis-St. Paul, MN	x		Providence, RI-New Bedford, MA
NE Ohio (Cleveland-Akron, OH - Erie, PA)		x	Springfield-Holyoke, MA
Columbus - Toledo, OH	x	x	Hartford & New Haven, CT
Cincinnati - Dayton, OH	x	x	Los Angeles, CA
Ironton OH		x	San Francisco, CA
Wisconsin (Milwaukee, Green Bay)	x	x	Sacramento, CA
Indianapolis, IN	x		Fresno-Visalia, CA
Evansville, IN	x	x	Santa Barbara, CA
Ft. Wayne, IN	x		Monterey-Salinas, CA
Terre Haute, IN	x	x	Chico-Redding, CA
Lafayette, IN	x		Eureka, CA
Chattanooga, TN	x		Atlanta, GA
Tri-Cities, TN-VA	x		Macon, GA
Birmingham, AL	x		Raleigh-Durham, NC
Mobile, AL	x		Charlotte, NC
Huntsville, AL	x		Greensboro, NC
Dothan, AL	x	x	Greenville, NC
Bowling Green, KY	x	x	Wilmington, NC
Other KY		x	Seattle, WA
Louisville, KY	x	x	Spokane, WA
Lexington, KY		x	Yakima, WA
Paducah, KY	x		Portland OR
Eugene, OR
Medford, OR
Dallas, TX
Houston, TX
Richmond, VA
Norfolk VA
Salisbury, MD
Nashville, TN
Knoxville, TN
Jackson, TN
Memphis, TN